

K9
3/3

SEC 10025759 IISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65926

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/09___ AND ENDING ___12/31/09___
                                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WEA INVESTMENT SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 NOB HILL ROAD
_____
(No. and Street)

MADISON   WISCONSIN   53713
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RHONDA SCHEEL   800-279-4030
                                                             (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STROHM BALLWEG, LLP
_____
(Name – *if individual, state last, first, middle name*)

999 FOURIER DRIVE, SUITE 101, MADISON   WI   53717
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

3/11

OATH OR AFFIRMATION

I, ___RHONDA SCHEEL_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___WEA INVESTMENT SERVICES, INC._____ , as of ___DECEMBER 31_____ , 20_09___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_Rhonda M. Scheel_____
Signature

_PRESIDENT_____
Title

_Cheryl Weith_____
Notary Public exp 3/11/2012

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEA Investment Services, Inc.

FINANCIAL REPORT

December 31, 2009

TABLE OF CONTENTS



Strohm Ballweg

CPAs • ADVISORS • CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
WEA Investment Services, Inc.
Madison, Wisconsin

We have audited the accompanying statements of financial condition of WEA Investment Services, Inc. (the Company) as of December 31, 2009 and 2008, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you file pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Strohm Ballweg, LLP

Madison, Wisconsin
February 13, 2010

- 1 -

WEA INVESTMENT SERVICES, INC.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2009 and 2008

	2009	2008
ASSETS		
Cash and cash equivalents	$ 69,235	$ 73,189
Receivable from affiliate	76,806	74,796
Income taxes receivable	533	533
Other assets	584	1,013
Total assets	$ 147,158	$ 149,531
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Payable to affiliates	$ 59,836	$ 60,171
Other liabilities	1,000	1,014
Total liabilities	60,836	61,185
Stockholder's equity:		
Common stock, $1 par value, authorized 10,000 shares, issued and outstanding 1,000 shares	1,000	1,000
Additional paid-in capital	49,000	49,000
Retained earnings	36,322	38,346
Total stockholder's equity	86,322	88,346
Total liabilities and stockholder's equity	$ 147,158	$ 149,531

See Notes to Financial Statements.

WEA INVESTMENT SERVICES, INC.

STATEMENTS OF INCOME
Years Ended December 31, 2009 and 2008

	2009	2008
INCOME		
Service fees earned	$ 98,026	$ 94,582
Interest income	529	1,184
	98,555	95,766
OPERATING EXPENSES		
Regulatory fees and expenses	8,025	8,535
Audit fees	6,000	6,500
Allocated expenses from affiliates	80,990	80,543
Other expenses	5,564	1,914
	100,579	97,492
Net income (loss) before income taxes	(2,024)	(1,726)
Income tax expense (benefit)	-	(1,108)
Net income (loss)	$ (2,024)	$ (618)

WEA INVESTMENT SERVICES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years Ended December 31, 2009 and 2008

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balances at December 31, 2007	1,000	$ 1,000	$ 49,000	$ 38,964	$ 88,964
Net loss	-	-	-	(618)	(618)
Balances at December 31, 2008	1,000	1,000	49,000	38,346	88,346
Net loss	-	-	-	(2,024)	(2,024)
Balances at December 31, 2009	1,000	$ 1,000	$ 49,000	$ 36,322	$ 86,322

WEA INVESTMENT SERVICES, INC.

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2009 and 2008

	2009	2008
Cash flows from operating activities:		
Net income (loss)	$ (2,024)	$ (618)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Deferred taxes	-	61
(Increase) decrease in operating assets:		
Receivable from affiliate	(2,010)	(46,262)
Income taxes receivable	-	(533)
Other assets	429	2,261
Increase (decrease) in operating liabilities:		
Payable to affiliates	(335)	17,325
Income taxes payable	-	(636)
Other liabilities	(14)	(94)
Net cash provided by (used in) operating activities	(3,954)	(28,496)
Net change in cash and cash equivalents	(3,954)	(28,496)
Cash and cash equivalents at beginning of the period	73,189	101,685
Cash and cash equivalents at end of the period	$ 69,235	$ 73,189

WEA INVESTMENT SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1 ~ Nature of Business

Nature of Business. WEA Investment Services, Inc. (the Company) was organized for the purpose of facilitating mutual fund trading on behalf of its related entities. The Company is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company does not carry customer accounts and is exempt from the provisions of SEC Rule 15c3-3 based on its limited business per section (k)(1).

Subsequent Events. Subsequent events were evaluated through February 13, 2010, which is the date the financial statements were available to be issued. There were no material subsequent events.

Note 2 ~ Summary of Significant Accounting Policies

Cash and Cash Equivalents. Cash and cash equivalents consist of cash in a checking account and certificates of deposit.

Service Fees. Service fees are received from an affiliated entity for brokerage services provided and are recognized as income when earned. Total service fee revenue from the affiliate was $98,026 and $94,582 for the years ended December 31, 2009 and 2008, respectively.

Accounting Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Taxes. The Company files federal and Wisconsin income tax returns. The Company records deferred income taxes on temporary differences between the financial statement basis and the tax basis of the Company's assets and liabilities based upon enacted tax rates. The Company adopted *FASB Accounting Standards Codification ASC 740* during 2009 but did not identify any significant uncertain tax positions.

Note 3 ~ Related Party Transactions

WEA Investment Services, Inc. is a wholly-owned subsidiary of the WEA Member Benefit Trust. The WEA Member Benefit Trust, the WEA Tax Sheltered Annuity Trust, and the WEA Insurance Trust were all created by the Wisconsin Education Association. All the Board members of WEA Investment Services, Inc. are members of the Board of Trustees of the WEA Member Benefit Trust. In addition, the WEA Insurance Trust has formed a wholly-owned subsidiary, WEA Insurance Corporation, a stock life insurance company; and the WEA Member Benefit Trust has formed two other wholly-owned subsidiaries, WEA Property & Casualty Insurance Company, a stock property and casualty insurance company, and WEA Financial Advisors, Inc., a registered investment advisor. In order to minimize costs and facilitate the record keeping and administrative functions of the organizations, agreements have been executed to utilize the existing facilities and personnel of the WEA Insurance Trust, WEA Insurance Corporation, and the WEA Property & Casualty Insurance Company to the extent necessary to maintain proper and complete records and administration of the organizations.

Note 3 ~ Related Party Transactions (Continued)

The total cost of operations are allocated based on cost studies performed annually. These studies analyze the relative activities of personnel of the organizations to determine proportionate allocations of joint expenses that should be made.

Total expenses allocated to the WEA Investment Services, Inc. for the years ended December 31, 2009 and 2008, were $80,990 and $80,543, respectively.

Amounts due from (to) affiliates at December 31, 2009 and 2008, are as follows:

	2009	2008
WEA Insurance Corporation	$ (32,034)	$ (35,339)
WEA Tax Sheltered Annuity Trust	76,806	74,796
WEA Property & Casualty Insurance Company	(27,802)	(24,832)
	$ 16,970	$ 14,625

Note 4 ~ Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $7,971, which was $2,971 in excess of its required net capital of $5,000. The Company's net capital ratio was 7.63 to 1. There were no material differences between the computation of net capital as presented in the audited financial statements as of December 31, 2009, and the Company's corresponding, unaudited, most recently filed Part IIA - Financial and Operational Combined Uniform Single Report.

Note 5 ~ Liabilities Subordinated to General Creditors

There were no liabilities subordinated to general creditors as of December 31, 2009 and 2008, and there were no changes during the years then ended.

Note 6 ~ Income Taxes

The Company files federal and Wisconsin income tax returns. The major differences between the financial statement and taxable income are non-deductible meals and entertainment. Federal and state income tax expense (benefit) was $0 for the year ended December 31, 2009, and ($704) and ($404), respectively, for the year ended December 31, 2008.

WEA INVESTMENT SERVICES, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND
NET CAPITAL UNDER RULE 15c3-1
December 31, 2009

AGGREGATE INDEBTEDNESS

Payables:

Payable to affiliates	$ 59,836
Other liabilities	1,000
Total aggregate indebtedness	$ 60,836
Minimum required net capital	$ 5,000

NET CAPITAL

Stockholder's equity	$ 86,322
Deductions:	
Due from affiliate	76,806
Income tax recoverable	533
Other assets	584
	77,923
Net capital before haircuts on securities positions	8,399
Haircut on certificate of deposit	428
Net capital	7,971
Minimum required net capital	5,000
Capital in excess of minimum requirement	$ 2,971
Ratio of aggregate indebtedness to net capital	7.63 to 1

WEA Investment Services, Inc.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
UNDER EXHIBIT A OF RULE 15c3-3
December 31, 2009

The Company is exempt from Rule 15c3-3 based on its limited business per section (k)(1).

INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
December 31, 2009

The Company is exempt from Rule 15c3-3 based on its limited business per section (k)(1).

INFORMATION RELATING TO THE SECURITIES INVESTOR PROTECTION CORPORATION (SIPC)
REQUIREMENTS UNDER SECTION 78ccc(a)(2)(A)(ii)
December 31, 2009

Under Section 78ccc(a)(2)(A)(ii), the Company is excluded from membership in the SIPC.


INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL

To the Board of Directors
WEA Investment Services, Inc.
Madison, Wisconsin

In planning and performing our audit of the financial statements of WEA Investment Services, Inc. (the Company) for the year ended December 31, 2009, in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recording any differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments made by management are required to assess the expected benefits and

999 Fourier Drive, Suite 101 • Madison, WI 53717-1957   Phone (608) 821-0600 • Fax (608) 821-0601

related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future years is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with U.S. generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Strohm Ballweg, LLP

Madison, Wisconsin
February 13, 2010